Exhibit (5)


                         AMENDMENT NO. 1


          THIS AMENDMENT NO. 1 is dated as of 10/12, 1994, by and between R. G. BARRY CORPORATION, an Ohio corporation with its principal offices at 13405 Yarmouth Road, N. W., Pickerington, Ohio 43147 (hereinafter called the "Company"), and GORDON ZACKS (hereinafter called the "Shareholder");

                      W I T N E S S E T H:
          WHEREAS, the Company and the Shareholder are parties to an Agreement dated as of September 27, 1989 (the "Agreement"), providing, subject to the terms and conditions thereof, for a grant to the Shareholder's Estate (as defined in Section 1.06) of a put right with respect to shares of the Company owned by the Shareholder at the time of his death and a grant to the Company of a right of first refusal to purchase shares of the Company from the Shareholder's Estate if the Shareholder's Estate decides to sell such shares during the period of two years following the Shareholder's death; and
          WHEREAS, the Company and the Shareholder wish to amend the Agreement in certain respects;
          NOW, THEREFORE, in consideration of the premises and of the mutual covenants set forth herein, the parties hereto make the following agreement, intending to be legally bound thereby:
          Section 1. Definitions. Except as otherwise defined in this Amendment No. 1, terms defined in the Agreement are used herein as defined therein.
          Section 2. Amendment to Section 1.01. Effective as of the date hereof, upon the execution and delivery hereof by the Company and the Shareholder, Section 1.01 of the Agreement shall be amended by deleting the term "twelve (12) months" from the third line of Section 1.01 and inserting in place thereof the term "twenty-four (24) months."
          Section 3. Amendment to Section 1.06. Effective as of the date hereof, upon the execution and delivery hereof by the Company and the Shareholder, Section 1.06 of the Agreement shall be amended in its entirety to read as follows:
               1.06  For purposes of this Agreement,
          the term "Shareholder's Estate" shall refer to any one or more entities which own or receive the Shareholder's Common Shares upon the Shareholder's death (including, by way of illustration and not by way of limitation, the Shareholder's probate estate and/or any trust established by Shareholder). If the Shareholder's Common Shares are owned by more than one entity, the entity which bears the burden for paying the estate tax obligation of Shareholder's Estate shall have the first priority with respect to the sale of shares to the Company pursuant to this Article One.

          Section 4. Miscellaneous. Except as herein provided, the Agreement shall remain unchanged and in full force and effect. This Amendment No. 1 may be executed in counterparts, which taken together shall constitute one and the same amendatory instrument. This Amendment No. 1 shall be governed by, and construed in accordance with, the laws of the State of Ohio.
          IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed as of the day and year first above written.

                              R. G. BARRY CORPORATION



                              By:   /s/ Richard L. Burrell
                                   Name:  Richard L. Burrell
                                   Title:  SVP Finance



                               /s/ Gordon Zacks
                                   Gordon Zacks